SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,010,789*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,010,789*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,010,789*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Includes 2,069,608 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) underlying a 5.0% Convertible Senior PIK Notes due 2030 (the “Notes”) issued by the Issuer pursuant to a Securities Purchase Agreement, dated as of February 26, 2020, by and among the Issuer and the investors named therein (the “Securities Purchase Agreement”).

CUSIP No. 39036P209	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,640,805*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,640,805*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,805*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 2,069,608 shares of Common Stock underlying the Notes issued by the Issuer pursuant to the Securities Purchase Agreement.

CUSIP No. 39036P209	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,575,691*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,575,691*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,575,691*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	Includes 2,069,608 shares of Common Stock underlying the Notes issued by the Issuer pursuant to the Securities Purchase Agreement.

CUSIP No. 39036P209	Page 5 of 8 Pages

Explanatory Note: This Amendment No. 5 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by Amendment No. 1 to the Initial 13D filed on March 3, 2020, Amendment No. 2 to the Initial 13D filed on May 21, 2021, Amendment No. 3 to the Initial 13D filed on May 11, 2022, and Amendment No. 4 to the Initial 13D filed on June 13, 2022 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”);

•	Long Ball Partners LLC (“Long Ball”); and

•	Jason Reese.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Since the filing of the last amendment to the Initial 13D, the source and amount of funds used in purchasing the Common Stock (except for the restricted shares granted to Mr. Reese as detailed below) by the Reporting Persons were as follows:

Purchaser	Source of Funds	Amount
Long Ball	Working Capital	$820,993.95

Shares held directly by Mr. Reese (and not beneficially owned by Long Ball or ICAM) were issued to him in consideration of his service as a director and Executive Chairman of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Rule 10b5-1 Trading Plan

On June 15, 2022, Long Ball established a Rule 10b5-1 Trading Plan (the “10b5-1 Plan”) in accordance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, which is subject to certain conditions and restrictions, including, among others, price- and volume-based parameters.

General

The Reporting Persons purchased the Common Stock and Notes to acquire a strategic minority interest in the Issuer. Consistent with this purpose, the Reporting Persons may communicate with other stockholders from time to time with respect to operational, strategic, financial, governance, or other matters and otherwise work with management and the board of directors of the Issuer (the “Board”) with a view to maximizing stockholder value. These communications from time to time may include confidential discussions with, and/or confidential proposals to, the Board and/or members of management regarding the potential acquisition of, or other strategic alternatives involving, the Issuer or additional securities of the Issuer. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include securities rights and securities exercisable or convertible into securities of Issuer), to dispose of all or a portion of the securities of the Issuer owned by them, or otherwise to engage in hedging or similar transactions with respect to securities of Issuer. Any such transaction that any Reporting Person may pursue may be made at any time and from time to time without prior notice, and may be through open market transactions, block trades, private arrangements or

CUSIP No. 39036P209	Page 6 of 8 Pages

otherwise. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as otherwise set forth in this Amendment, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

To the extent required by Item 4 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b)     The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 30,142,628 shares of Common Stock outstanding as of September 6, 2022, as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on September 27, 2022 as well as Form 4s filed by recipients of restricted stock.

CUSIP No. 39036P209	Page 7 of 8 Pages

(c) In the sixty days preceding the date of this Amendment, the Reporting Persons purchased an aggregate of [412,482] shares of Common Stock of the Issuer, the details of which are set forth in the table below, in open market transactions pursuant to the 10b5-1 Plan.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Price or Range of Prices
Long Ball	Open Market Purchase	08/08/2022	7,234	$2.02	$1.99-$2.05
Long Ball	Open Market Purchase	08/09/2022	8,769	$2.05	$2.02-$2.05
Long Ball	Open Market Purchase	08/10/2022	4,144	$2.04	$2.03-$2.05
Long Ball	Open Market Purchase	08/12/2022	41,119	$2.00	$1.97-$2.05
Long Ball	Open Market Purchase	08/15/2022	26,150	$2.02	$2.00-$2.05
Long Ball	Open Market Purchase	08/16/2022	15,878	$2.02	$2.00-$2.05
Long Ball	Open Market Purchase	08/17/2022	2,027	$2.05	N/A
Long Ball	Open Market Purchase	09/01/2022	2,421	$2.05	$2.04-$2.05
Long Ball	Open Market Purchase	09/06/2022	1,247	$2.05	N/A
Long Ball	Open Market Purchase	09/08/2022	4,361	$2.05	$2.03-$2.05
Long Ball	Open Market Purchase	09/09/2022	8,153	$2.05	N/A
Long Ball	Open Market Purchase	09/12/2022	6,364	$2.05	N/A
Long Ball	Open Market Purchase	09/21/2022	6,089	$2.05	N/A
Long Ball	Open Market Purchase	09/23/2022	7,374	$2.05	$2.03-$2.05
Long Ball	Open Market Purchase	09/26/2022	92,310	$1.99	$1.95-$2.05
Long Ball	Open Market Purchase	09/27/2022	13,463	$1.99	$1.98-$2.00
Long Ball	Open Market Purchase	09/28/2022	5,562	$2.00	N/A

In addition, on September 20, 2022, in connection with his service as a director and Executive Chairman of the Issuer, Mr. Reese was awarded 159,817 restricted shares by the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated by reference herein.

CUSIP No. 39036P209	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC
its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Jason Reese

/s/ Jason Reese